SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Enservco Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Michael D. Herman

Debra Herman

Post Office Box 81740

Las Vegas, Nevada 89180

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 045295300

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3             SEC USE ONLY

4             SOURCE OF FUNDS

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 2,131,707
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 2,131,707
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,655,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.93%

14    TYPE OF REPORTING PERSON

IN

CUSIP NO. 045295300

1            NAME OF REPORTING PERSONS

Debra Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,665,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.93%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.005 par value, of Enservco Corporation. The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246. Telephone: 303-333-3678.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: Post Office Box 81740, Las Vegas, Nevada 89180.

(c)	Oil and gas industry entrepreneur. Mr. Herman is an entrepreneur in the oil and gas industry, currently pursuing business opportunities with his family. His business address is Post Office Box 81740, Las Vegas, Nevada 89180. Mrs. Herman is not employed outside of the home.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 5, 2015, Mr. Herman sold 1,000,000 shares of restricted common stock of Enservco Corporation in a private sale to a third party at a price of $1.00 per share.

ITEM 4. PURPOSE OF THE TRANSACTION

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)             Mr. and Mrs. Herman each beneficially owns 8,665,367 common shares of Enservco Corporation, which amounts to approximately 22.93% of the total number of common shares currently outstanding.

(b)            Mr. Herman has sole voting and dispositive power over 2,131,707 common shares of Enservco Corporation. Mrs. Herman has sole voting and dispositive power over 6,533,660 common shares of Enservco Corporation.

(c)             On August 5, 2015, Mr. Herman sold 1,000,000 shares of restricted common stock of Enservco Corporation to a party in a private sale at a price of $1.00 per share.

(d)            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2015
/s/ Michael D. Herman
By: Michael D. Herman

August 6, 2015
/s/ Debra Herman
By: Debra Herman